Exhibit 8.1

July 28, 2006

Public Storage, Inc.

701 Western Avenue

Suite 200 Glendale, California 91201-2394

Ladies and Gentlemen:

We have acted as special tax counsel to Public Storage, Inc., a California corporation (the “Company”) in connection with the registration of shares of common stock, par value $.10 per share (the “Common Stock”), shares of preferred stock, par value $.01 per share (the “Preferred Stock”), shares of equity stock, par value $.01 per share (the “Equity Stock”), depositary shares representing a fractional interest in a share of Preferred Stock or Equity Stock (the “Depositary Shares”), warrants to purchase Common Stock, Preferred Stock, Equity Stock or Debt Securities (the “Warrants”), and debt securities (the “Debt Securities”) on terms to be determined at the time of offering as more fully described in the Company’s Registration Statement filed with the Securities and Exchange Commission on or about the date hereof (“Registration Statement,” which includes the “Prospectus”). In connection with such registration, we have been asked to provide you with an opinion as to certain federal income tax matters related to the Company. Unless otherwise defined herein, each term used herein with initial capitalized letters has the meaning given to such term in the Prospectus.

Basis for Opinions

The opinions set forth in this letter are based on our best judgment regarding the application of relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies endorsed in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in material modifications of our opinions.

Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination made by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, although we believe that our opinions set forth herein will be sustained if challenged, an opinion of counsel with respect to an issue is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the following opinions, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including the following:

(1)	the Prospectus;

(2)	the Agreement and Plan of Reorganization by and among Public Storage Management, Inc. (“PSMI”) and the Company dated June 30, 1995 (the reorganization pursuant to such agreement is referred to hereafter as the “PSMI Merger”);

(3)	the Amendment to the Company’s Restated Articles of Incorporation, as adopted in connection with the PSMI Merger;

(4)	the Shareholders’ Agreement dated November 16, 1995 (“Shareholders’ Agreement”) entered into by B. Wayne Hughes, Tamara L. Hughes, B. Wayne Hughes, Jr. and Parker Hughes Trust No. 2;

(5)	the articles of incorporation, by-laws and stock ownership information for PS OrangeCo., Inc. (“Lock/Box Company”), PS Business Parks, Inc. (previously known as American Office Park Properties, Inc., which was formerly known as Public Storage Commercial Properties Group, Inc.), PSCC, Inc. (“PSCC”), and Public Storage Pickup & Delivery, Inc. (“PS Pickup”) (collectively, the “Corporate Affiliates”);

(6)	the ruling request letters, dated March 19, 1995 and June 7, 1995, submitted to the IRS on behalf of the Company, and the ruling letter dated October 4, 1995, issued by the IRS in response thereto and the ruling request letters dated July 30, 1996, December 23, 1996, and March 4, 1997 and the ruling letter dated May 16, 1997 issued by the IRS in response thereto (the “Ruling Requests”);

(7)	the Amendment to the Amended Management Agreement dated August 8, 1995;

(8)	the Agreement and Plan of Merger by and among Storage Trust Realty (“Storage Trust”), the Company, and Merger Sub, dated as of November 12, 1998, as amended (the merger pursuant to such agreement is referred to hereafter as the “Storage Trust Merger”);

(9)	The Agreement and Plan of Merger by and among Shurgard Storage Centers, Inc. a Washington Corporation (“Shurgard”), the Company and ASKL Sub LLC, a Delaware limited liability company and an indirect subsidiary of the Company, dated as of March 6, 2006; and

(10)	such other instruments and documents related to the organization and operation of the Company as we have deemed necessary or appropriate.

The opinions set forth in this letter also are premised on certain written representations as to factual matters of PS Business Parks, Inc. contained in a letter addressed to Hogan & Hartson L.L.P. dated on or about the date hereof regarding the assets, operations, and activities of PS Business Parks, Inc. (the “PS Business Parks Representation Letter”) and certain written representations as to factual matters of the Company contained in a letter dated on or about the date hereof regarding the assets, operations and activities of the Company, including whether the Company has satisfied and will continue to satisfy the stock ownership and gross income requirements applicable to REITs following the PSMI Merger and the Storage Trust Merger (the “Management Representation Letter”).

We have made such factual and legal inquiries, including examination of the documents set forth above, as we have deemed necessary or appropriate for purposes of our opinions. For purposes of rendering our opinions, however, we have not made an independent investigation or audit of the facts set forth in any of the above-referenced documents, including the Prospectus, Management Representation Letter, and the PS Business Parks Representation Letter. We consequently have relied upon your representations and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects relevant to our opinions. Without limiting the foregoing, we have not undertaken to review and determine the tax status, as a partnership for federal income tax purposes, of each limited partnership and each limited liability company in which the Company owns an interest (collectively, the “Partnership Subsidiaries”). Instead, we have, with the Company’s consent, relied upon the Company’s representations, set forth in the Management Representation Letter, as to the status of these entities for federal income tax purposes. If any one or more of these entities were to be classified as an association taxable as a corporation for federal income tax purposes, and the Company were considered to own more than 10% of the outstanding voting securities of such entity (or for taxable years beginning after December 31, 2000 more than either (i) 10% of the voting power or (ii) 10% of the total value of the outstanding securities of such entity, unless the entity were to qualify and elect to be treated as a “taxable REIT subsidiary” under the applicable provisions of the Code), that would preclude the Company from qualifying as a “real estate investment trust” for federal income tax purposes and therefore would have a material adverse impact on the opinions set forth herein.

In our review, we have assumed, with your consent, that all of the obligations imposed by any documents on the parties thereto, have been and will be performed or satisfied substantially in accordance with their terms. Moreover, we have assumed that each of the Company, the Corporate Affiliates (and other corporate entities in which the Company owns an interest), and the Partnership Subsidiaries has been and will be operated substantially in the manner described in the Prospectus, the Ruling Requests, the Management Representation Letter and the relevant articles of incorporation and other organizational documents. We also have assumed the genuineness of all signatures, the proper execution of all documents that are executed, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

We also have assumed for the purposes of this opinion that (i) the Company is a validly organized and duly incorporated corporation under the laws of the State of California, (ii) the provisions of the Shareholders’ Agreement and Article IV of the Amendment to the Company’s Restated Articles of Incorporation are fully enforceable in the manner set forth therein under the laws of the State of California, and (iii) each class or series of shares of stock of the Company (including the shares of Equity Stock, Series A (which shares were issued pursuant to a Certificate of Determination filed with the California Secretary of State on June 27, 1997 or November 9, 1999)) that is issued and outstanding is and has been at all times validly issued and enforceable in accordance with its terms under the laws of the State of California. In the event any of the statements, representations, or assumptions upon which we have relied in rendering this opinion is incorrect or incomplete, our opinion could be adversely affected and may not be relied upon.

Opinions

Based upon the foregoing, and subject to the various assumptions, limitations, and qualifications set forth in this letter, we are of the opinion that:

(1)	The Company is organized and currently operates in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and the Company’s proposed method of operation (as described in the Prospectus and the Management Representation Letter) will enable the Company to continue to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2006, and for subsequent taxable years; and

(2)	The statements in the Prospectus under the heading “Material U.S. Federal Income Tax Considerations” to the extent that they describe matters of federal income tax law are correct in all material respects.

An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the IRS or the courts. There can be no assurance that positions contrary to our opinion will not be taken by the IRS or that a court considering the issues would not hold contrary to such opinion.

We assume no obligation to advise you of any new developments in the application or interpretation of the federal income tax laws subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time.

The Company’s qualification and taxation as a REIT depends upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code and described in the Prospectus with regard to, among other things, the sources of its gross income, the composition of its assets, the level of distributions to stockholders, and the diversity of its share ownership. Hogan & Hartson L.L.P. will not review the Company’s compliance with these requirements on a continuing basis. No assurance can be given that the actual results of operations of the Company, the sources of its income, the nature of its assets, the level of distributions to its shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

In this regard, we are expressing our opinion only as to the specific matters set forth in the numbered paragraphs under the caption “Opinions.” It should be noted that among the representations that we are relying on is a representation as to the absence of any earnings and profits of PSMI or Storage Trust at the time of the PSMI Merger and the Storage Trust Merger. We specifically are not rendering an opinion as to whether PSMI or Storage Trust had current or accumulated earnings and profits at the time of the PSMI Merger and the Storage Trust Merger. There can be no assurance, however, that the IRS will not examine the tax returns of PSMI, Storage Trust, their predecessors and their affiliates for all years prior to the PSMI Merger and the Storage Trust Merger and propose adjustments to increase their taxable income, which could result in the Company being considered to have undistributed “earnings and profits,” in which event the Company would not qualify as a REIT for such year and possibly subsequent years. For a discussion of certain of the considerations associated with these issues, we direct your attention specifically to the discussions of these matters contained in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations.”

In addition, we specifically are not rendering an opinion as to the status of Shurgard as a REIT. We have not and are not making any inquiries with respect thereto.

We note that the Prospectus does not currently address the federal income tax considerations that may be relevant to a holder of the Preferred Stock, the Equity Stock, the Warrants, the Depositary Shares, or the Debt Securities. It is our understanding that in the event the Company issues Preferred Stock, Equity Stock, Warrants, Depositary Shares, or Debt Securities, the Company will prepare a supplement to the Prospectus, which supplement will address the federal income tax considerations that are likely to be material to a holder of such securities.

This opinion letter has been prepared solely for your benefit in connection with the filing of the Registration Statement. This opinion may not be used or relied upon by any other person or for any other purpose and may not be disclosed, quoted, or filed with a governmental agency or otherwise referred to without our prior written consent. We hereby consent to (i) the filing of this opinion letter as Exhibit 8.1 to the Registration Statement, (ii) the reference to this firm under the caption “Legal Opinions” in the Prospectus and (iii) the incorporation by reference of this opinion into a registration statement on Form S-3 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating to the Registration Statement (provided, however, that neither this consent nor such incorporation by reference of this opinion letter shall be deemed to cause this opinion letter to speak as of any date other than the date hereof, to imply or require that this opinion letter be updated to any date subsequent to the date hereof, or to imply a view as to the accuracy of any disclosure in such registration statement to the extent different than the disclosure set forth in the Registration Statement or to the extent that any facts, circumstances, or changes in the law after the date hereof could bear thereon). In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/    HOGAN & HARTSON L.L.P.

HOGAN & HARTSON L.L.P.